SECURITIES AND EXCHANGE COMMISSIION Washington, D.C. 20549

FORM 11-K

(MARK ONE)

(X)	ANNUAL REPORT PURSANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002 OR

(_)	TRANSITION REPORT PURSUANT TO SECTION 15 (D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ___________ to _____________. Commission File Number: 000-23113

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401 (K) PROVISIONS)

B.	NAME OF ISSUER OF THE SECURITIES HEL PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

GUARANTY BANCSHARES, INC. 100 WEST ARKANSAS MT. PLEASANT, TEXAS 75455

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES DECEMBER 31, 2002 AND 2001

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

FINANCIAL STATEMENTS DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

INDEPENDENT AUDITORS’ REPORT

Trustees
Guaranty Bancshares, Inc. Employee
   Stock Ownership Plan
     (With 401(k) Provisions)
Mt. Pleasant, Texas

We have audited the accompanying statement of net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (Plan) as of December 31, 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2001 were audited by other auditors whose report dated May 31, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with U. S. generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the administrator, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) as of December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with U. S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statement taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes (Schedule I) as of December 31, 2002 and Schedule of Reportable Transactions (Schedule II) for the year ended December 31, 2002 are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ HENRY & PETERS, P. C.

May 19, 2003

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) STATEMENTS OF NET ASSETS AVAILABLE-FOR-BENEFITS DECEMBER 31, 2002 AND 2001

		2002			2001

	Participant Directed	Non- Participant Directed	Total	Participant Directed	Non- Participant Directed	Total

ASSETS
Investments, at fair value:
Guaranty Bancshares, Inc. Stock Fund	$2,630,830	$5,159,169	$7,789,999	$1,944,076	$3,932,896	$5,876,972
Other collective investment funds	2,295,497	—	2,295,497	2,536,812	—	2,536,812
Loans to participants	3,460	—	3,460	1,555	—	1,555

Total investments	4,929,787	5,159,169	10,088,956	4,482,443	3,932,896	8,415,339

Net assets available for plan benefits	$4,929,787	$5,159,169	$10,088,956	$4,482,443	$3,932,896	$8,415,339

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GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN (WITH 401(k) PROVISIONS) STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS FOR THE YEAR ENDED DECEMBER 31, 2002

	Participant Directed	Non- Participant Directed	Total
Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$157,486	$903,500	$1,060,986
Net investment gains	56,262	100,215	156,477

	213,748	1,003,715	1,217,463
Contributions:
Participant	471,252	—	471,252
Rollover	25,511	—	25,511
Employer	—	470,400	470,400

	496,763	470,400	967,163

Total additions	710,511	1,474,115	2,184,626
Deductions from net assets attributed to:
Benefits paid to or for participants	263,167	157,345	420,512
Administrative expenses and other	—	90,497	90,497

Total deductions	263,167	247,842	511,009

Net increase in net assets available for
benefits	447,344	1,226,273	1,673,617
Net assets available for benefits at
beginning of year	4,482,443	3,932,896	8,415,339

Net assets available for benefits at
end of year	$4,929,787	$5,159,169	$10,088,956

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GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Guaranty Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

GENERAL

The Plan is a defined contribution plan whereby eligible employees of Guaranty Bancshares, Inc. (Company) are permitted to make contributions that are tax deferred under Section 401(k) of the Internal Revenue Code.

CONTRIBUTIONS

A participant may elect to defer a percentage (up to 15% in 2001 and 100% in 2002) of his or her pretax compensation subject to certain maximum limitations imposed by the Internal Revenue Code ($11,000 and $10,500 for 2002 and 2001, respectively). Pursuant to Internal Revenue Code 414(v), participants that reach age 50 before the close of the 2002 plan year, can make catch-up contributions and their elective deferral limitation for 2002 is $12,000. Participants may also make eligible rollover contributions.

The Company may make two types of contributions to the Plan: (1) A Matching Contribution of any amount up to $1.00 for every dollar of salary deferral a participant makes up to 4% of their compensation, and (2) An Optional Contribution (discretionary contribution made by the Company as determined by the Board of Directors). The Company contributions are made to Guaranty Bancshares, Inc. Stock Fund and are non-participant directed.

VESTING AND PARTICIPATION

Employees hired after January 1, 2001 that are compensated on an hourly basis are not eligible to participate in the Plan, as amended. Employees hired after January 1, 2001 that are not compensated on an hourly basis will become eligible to make elective deferrals on the first day of the month coinciding with or following their date of employment. Prior to 2001, all employees became eligible for participation upon completing one full year of service with at least 1,000 hours of service, as defined by the Plan. During 2001, participants completing six consecutive months of service in which they are credited with 500 hours of service will be eligible to receive employer contributions on the January 1st or July 1st coincident with or following the date eligibility is met.

Employees hired after January 1, 2002 become a participant eligible to receive allocations of employer matching contributions on the January 1st or July 1st next following or coincident with the employees date of hire.

All participant contributions, employer basic contributions and 25% of employer matching contributions for participants employed prior to December 31, 1997 are fully vested and nonforfeitable.

Employer optional contributions, 75% of employer matching contributions for participants employed prior to December 31, 1997, and 100% of employer matching contributions for participants employed after December 31, 1997 vest to participants upon the following schedule:

Participant’s Years of Service	Vested Percentage
Less than three years	0%
Three years	20%
Four years	40%
Five years	60%
Six years	80%
Seven or more years	100%

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GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001
CONTINUED

NOTE 1 – DESCRIPTION OF PLAN – CONTINUED

VESTING AND PARTICIPATION

Allocations of employer optional contributions and matching contributions for the Plan year beginning after December 31, 2001 vest to participants upon the following schedule:

Participant’s Years of Service	Vested Percentage
Two years	20%
Three years	40%
Four years	60%
Five years	80%
Six years	100%

Upon death, retirement, or total disability, participants are 100% vested in all employer contributions.

PARTICIPANT ACCOUNTS

Each participant’s account is credited with any salary deferrals as well as an allocation of the Company’s contributions, Plan earnings and forfeitures of terminated participants’ non-vested accounts, and charged with an allocation of administrative expenses. Allocations of the Company optional contributions are based on a participant’s compensation. Company matching contributions are allocated based on a participant’s salary deferrals.

The benefit to which a participant is entitled is the benefit that can be provided from the vested portion of the participant’s account.

PLAN ADMINISTRATION

Plan assets are held in the custody of The Bank of New York. Certain Plan administrative duties, such as 5500 preparation, compliance testing, preparation of quarterly statements, and enrollment and transaction processing, are performed by Pentegra Services, Inc.

Certain other administrative functions are performed by officers or employees of the Company. However, such officers and employees receive no compensation from the Plan.

PARTICIPANTS’ INVESTMENT OPTIONS

Participants must direct their salary deferral contributions to selected investments as made available and determined by the Plan administrator. Participants may change their investment options once per calendar quarter throughout the year via phone, paper document, or online access to Pentegra Services, Inc.

PARTICIPANT LOANS

The Plan allows participants to borrow from their participant accounts in cases of immediate and heavy financial need as defined by the Plan. In such cases, participants may borrow up to a maximum of the lessor of $50,000 or 50% of their vested account balance. Interest rates and terms of the loans, not to exceed five years, are determined by the committee of Trustees.

FORFEITURES

Any portion of the balance in a participant’s account that is not vested will become a forfeiture upon the occurrence of a break in service. Forfeitures may be reallocated among the remaining participants of the Plan. During the year ended December 31, 2002, $24,900 in forfeitures were allocated to participants and are included in the caption administrative expenses and other in the statement of changes in net assets available for plan benefits. At December 31, 2002 and 2001, unallocated forfeitures amounted to $16,367 and $44,899, respectively.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001
CONTINUED

NOTE 1 – DESCRIPTION OF PLAN – CONTINUED

PAYMENT OF BENEFITS

On termination of service, participants may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in whole shares of Company stock, cash or a combination of both.

PLAN AMENDMENT

During 2001, the Plan was amended to change eligibility requirements for participation in the Plan, as mentioned in vesting and participation. The Plan was amended and restated for the plan year beginning 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. As mentioned in Note 4 a favorable determination letter was obtained by the Company for these amendments.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants shall become 100% vested in their respective accounts.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U. S. generally accounting principles.

ESTIMATES

The preparation of financial statements requires the Custodian and the Trustee to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

INVESTMENT VALUATION AND INVESTMENT INCOME

The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. Shares of collective investment funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Purchases and sales of investments are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

BENEFITS PAID TO OR FOR PARTICIPANTS

Benefits are recorded when paid.

ADMINISTRATIVE EXPENSES

Administrative expenses are paid by the Plan.

PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary to the Plan, any party rendering services to the Plan, the employer, and certain others. As such, transactions conducted with Guaranty Bancshares, Inc., The Bank of New York, and Pentegra Services, Inc. qualify as exempt party-in-interest transactions.

RECLASSIFICATIONS

Certain amounts previously reported have been reclassified to conform to the current format.

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK
OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001
CONTINUED

NOTE 3 – INVESTMENTS

The Plans investments at December 31, 2002 and 2001 were as follows:

	2002	2001
Investments in Collective Investment Funds:
Participant directed:
Shares	410,691	426,171
Cost	$2,508,135	$2,450,664
Fair value (including loans of $3,460 and $1,555 for	2,298,957	2,538,267
2002 and 2001, respectively)

Investments in Guaranty Bancshares, Inc. Stock Fund:
Participant directed:
Shares	136,181	125,276
Cost	$1,333,164	$1,124,641
Fair value	2,630,830	1,944,076

Non-participant directed:
Shares	267,056	253,436
Cost	$2,614,392	$2,267,756
Fair value	$5,159,169	3,932,896

The fair values of investment at December 31, 2002 and 2001 are summarized below. Investments that represent 5% or more of the Plan’s net assets are separately identified.

	2002	2001
Guaranty Bancshares, Inc. Stock Fund *	$7,789,999	$5,876,972

Money Market Fund	235,110	258,948
Stable Value Fund	239,981	201,138
Government Bond Fund	121,507	148,368
S&P 500 Stock Fund	480,308	549,911
S&P 400 MidCap Stock Fund	315,480	347,778
International Stock Fund	30,073	33,215
Income Plus Fund	134,163	160,945
Growth and Income Fund	247,096	273,714
Growth Fund	324,254	399,188
S&P 500/Value Stock Fund	66,965	60,138
S&P 500/Growth Stock Fund	76,328	77,192
Russell 2000 Stock Fund	24,232	26,277

Total other collective investment funds	2,295,497	2,536,812

Loans to participants (interest rates 5.75 - 10.5%)	3,460	1,555

Total	$10,088,956	$8,415,339

*	A portion of which is non-participant directed (see Note 1).

NOTE 4 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated April 1, 2003, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC).

SUPPLEMENTAL SCHEDULES

Schedule I

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

SCHEDULE H, PART IV, 4(I) - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

DECEMBER 31, 2002

Name of Plan Sponsor: Guaranty Bancshares, Inc.
Employer Identification Number: 75-1656431
Three Digit Plan Number: 001

(a)	Identity (b) of Issuer	Description (c) of Investment	(d) Cost	Current (e) Value

	Guaranty Bancshares, Inc
*	Guaranty Bancshares, Inc. Stock Fund	403,237 units	$3,947,556	$7,789,999

	Pentegra Group:
*	Money Market Fund	235,110 units	235,110	235,110
*	Stable Value Fund	17,093 units	209,249	239,981
*	Government Bond Fund	7,064 units	92,792	121,507
*	S & P 500 Stock Fund	40,227 units	611,037	480,308
*	S & P 400 MidCap Stock Fund	19,792 units	312,916	315,480
*	International Stock Fund	2,343 units	36,422	30,073
*	Income Plus Fund	10,400 units	119,059	134,163
*	Growth and Income Fund	20,994 units	260,673	247,096
*	Growth Fund	31,542 units	396,233	324,254
*	S & P 500/Value Stock Fund	8,391 units	83,008	66,965
*	S & P 500/Growth Stock Fund	11,671 units	118,674	76,328
*	Russell 2000 Stock Fund	2,603 units	29,502	24,232

			2,504,675	2,295,497

*	Loans to participants		—	3,460

	Total investments		$6,452,231	$10,088,956

	* Parties-in-interest to Plan.

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Schedule II

GUARANTY BANCSHARES, INC. EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(k) PROVISIONS)

SCHEDULE H, PART IV, 4(J) - SCHEDULE OF REPORTABLE TRANSACTIONS

YEAR ENDED DECEMBER 31, 2002

Name of Plan Sponsor: Guaranty Bancshares, Inc.
Employer Identification Number: 75-1656431
Three Digit Plan Number: 001

Identity of (a) Party Involved	Description (b) of Asset	Purchase (c) Price	Selling (d) Price	Lease (e) Rental	Expense Incurred with (f) Transaction	Cost of (g) Asset	Current Value on Transaction (h) Date	Net Gain or (i) (loss)
Guaranty Bancshares, Inc.	Common Stock	$559,830	$—	$—	$—	$—	$559,830	$—
	11 purchases

Guaranty Bancshares, Inc.	Collective Short-term
	Investment Fund
	55 purchases	778,527	—	—	—	—	778,527	—
	45 sales	—	828,291	—	—	828,291	—	—

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The Plan, Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed in its behalf by the undersigned hereunto duly authorized.

June 17, 2003

GUARANTY BANCSHARES, INC. EMPLOYEE OWNERSHIP PLAN (WITH 401(K) PROVISIONS)

/s/ Bill G. Jones ——————————————— Bill G. Jones Trustee

/s/ Clifton A. Payne ——————————————— Clifton A. Payne Trustee

/s/ Weldon Miller ——————————————— Weldon Miller Trustee

/s/ Kirk Lee ——————————————— Kirk Lee Trustee

/s/ Richard Perryman ——————————————— Richard Perryman Trustee

INDEX TO EXHIBITS

NUMBER	EXHIBIT

23.1	Consent from Henry & Peters, P.C.